EXHIBIT 22

                                 HOLLINGER INC.

                          HOLLINGER REACHES SETTLEMENT
           WITH SIGNIFICANT SECURED CREDITOR AND SUN-TIMES MEDIA GROUP


TORONTO, Ontario, May 14, 2008 - Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that it has entered into a term sheet (the "Settlement") with Davidson Kempner Management LLC and certain of its affiliates (collectively, "DK") and Sun-Times Media Group, Inc. ("Sun-Times"). DK is the holder of approximately 42% of the outstanding principal amount of Hollinger's secured notes (the "Notes") issued pursuant to indentures dated March 10, 2003 and September 30, 2004. Hollinger holds an approximate 70% voting interest and 19.7% equity interest in Sun-Times. In order to become effective, the Settlement must be approved by an order issued by the Ontario Superior Court of Justice (the "Court Approval").

Hollinger and its subsidiaries, Sugra Ltd. and 4322525 Canada Inc. ("432" and collectively, the "Applicants") are currently subject to proceedings in Canada under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and in the United States under Chapter 15 of the U.S. Bankruptcy Code. An agreement between Hollinger and Sun-Times was filed by the Applicants with the Ontario Court on April 10, 2008 (the "Sun-Times Agreement") in connection with the CCAA proceeding. The Settlement replaces the Sun-Times Agreement.

The principal terms of the Settlement are described below. A copy of the Settlement will be posted on SEDAR.

The Settlement provides that DK will withdraw its motion seeking the bankruptcies of the Applicants, and that DK will support Court Approval of the Settlement and the other relief sought by the Applicants in their Notice of Motion dated April 10, 2008.

As soon as possible after Court Approval, the 14,990,000 Class B Common Stock of Sun-Times owned directly or indirectly by Hollinger will be converted into Class A Common Stock of Sun-Times (the "Exchanged Shares") on a one-for-one basis and an additional 1,499,000 Class A Common Stock of Sun-Times (the "Additional Shares") will be issued to Hollinger. The Settlement provides that the Exchanged Shares and the Additional Shares, which provide security for the Notes, will be voted by the indenture trustees of the Notes for the benefit of and at the direction of the Noteholders (with certain restrictions). The indenture trustees will be entitled to exercise all other rights attached to the Exchanged Shares and the Additional Shares and may realize upon the Exchanged Shares and the Additional Shares in any commercially reasonable manner.

Upon the later of (i) Court Approval and (ii) immediately after the next annual meeting of Sun-Times' shareholders scheduled for June 17, 2008, the six directors appointed by Hollinger to the board of directors of Sun-Times (G. Wesley Voorheis, William Aziz, Edward Hannah, Peter Dey, Brent Baird and Albrecht Bellstedt) will submit their resignations from that board.

Sun-Times and Hollinger will cooperate to maximize the recoverable portion of the class action insurance settlement proceeds payable to them and such proceeds shall be allocated so that Sun-Times receives 85% of such proceeds, and Hollinger receives 15% of such proceeds. Hollinger and Sun-Times agree to divide their respective recoveries from the insolvency proceeding of The Ravelston Corporation Limited and certain affiliates equally as between them.

A standard CCAA claims process shall be implemented immediately for all claims against the Applicants, as outlined in the Settlement.

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Sun-Times' claims will continue to be dealt with as previously outlined in the
Sun-Times Agreement. Upon Court Approval, Hollinger will pay to Sun-Times the reasonable fees and costs incurred by Sun-Times in connection with the CCAA proceedings from August 1, 2007 to the date of Court Approval, subject to a cap of US$2,000,000 in the aggregate.

Subject to certain reserves, all cash of the Applicants shall be distributed to the creditors who have proved claims in accordance with the claims process. Distributions will be determined on a non-consolidated basis giving effect to inter-company claims but including only 50% of a claim by 432 against Hollinger in the aggregate amount of approximately $342,500,000 and subject to the following payments:

         (a) first, to pay a transaction fee to DK of $1,500,000 in consideration of the Settlement;

         (b) second, to pay the reasonable legal costs of the indenture trustees of the Notes up to and including Court Approval; and

         (c) third, to pay the reasonable legal costs of DK up to and including Court Approval;

provided that the total amount paid pursuant to items (a) through (c) shall not exceed $4,500,000.

The Settlement provides that John D. Ground, a retired justice of the Ontario Court of Justice (Commercial List), shall be appointed as an officer of the Court to perform the role of litigation trustee (the "Litigation Trustee") of all claims and causes of action in favour of the Applicants on such terms as may be agreed between the Applicants and justice Ground and subject to approval by the Court. An advisory committee shall be established to provide advice and direction to the Litigation Trustee comprised of the Litigation Trustee, one representative of DK and one representative of the Applicants.

Upon Court Approval, G. Wesley Voorheis will resign as an officer and director of the Applicants and their subsidiaries. The appointment of William Aziz, or an entity controlled by him, as the Chief Restructuring Officer of the Applicants and an officer of the Court shall be sought as part of the Court Approval.


CONTACT INFORMATION

Media contacts:

G. Wesley Voorheis
Chief Executive Officer
(416) 363-8721 ext. 237
wvoorheis@hollingerinc.com

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262
baziz@hollingerinc.com







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